Exhibit 4.2

NaaS Technology Inc. - Class A Ordinary Shares

(Incorporated under the laws of the Cayman Islands)

Number	Shares

Share capital is US$52,000 divided into

(i) 48,100,000,000 Class A Ordinary Shares of a par value of US$0.000001 each;

(ii) 300,000,000 Class B Ordinary Shares of a par value of US$0.000001 each;

(iii) 1,400,000,000 Class C Ordinary Shares of a par value of US$0.000001 each;

(iv) 16,000,000 Class D Ordinary Shares of a par value of US$0.000001 each;

and (v) 2,184,000,000 shares as such Class or series (however designated) as the Directors may determine in accordance with the Company’s Memorandum and Articles of Association then in effect and the amount deemed to be paid up on each share shall be the par value.

THIS IS TO CERTIFY THAT

is the registered holder of

Shares in the above-named Company subject to the Memorandum and Articles of Association thereof .

EXECUTED for and on behalf of the said Company on by:

DIRECTOR _______________________________